Betterware de México, S.A. de C.V.

Luis Enrique Williams 549
Colonia Belenes Norte
Zapopan, Jalisco, 45145, México

January 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Katherine Bagley

Re:	Betterware de México, S.A. de C.V. Acceleration Request for Registration Statement on Form F-4 (File No. 333-233982) and Registration Statement on Form F-1 (File No. 333-234692)

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Betterware de México, S.A. de C.V. (the “Company”), hereby respectfully requests that the effective date of the above-referenced registration statements, as amended, be accelerated to Wednesday, January 22, 2020, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

[Signature page follows]

Sincerely, BETTERWARE DE MÉXICO, S.A. DE C.V.
By:	/s/ Luis Germán Campos Orozco
Name:	Luis Germán Campos Orozco
Title:	Attorney-in-Fact

cc:	Reynaldo Vizcarra Méndez
DD3 Acquisition Corp.
Alan I. Annex, Esq.